Exhibit 99.1

SYSWIN INC.
ANNOUNCES FIRST QUARTER 2011 UNAUDITED FINANCIAL RESULTS
Aggregate transaction value and net revenue increased by 34.5% and 35.5% from 1Q2010

BEIJING, June 8, 2011 -- SYSWIN Inc. (NYSE: SYSW; "SYSWIN" or "the Company"), a leading primary real estate service provider in China, today announced its unaudited financial results for the first quarter 2011 ended March 31, 2011.

FIRST QUARTER 2011 FINANCIAL & OPERATION SUMMARY:

–
Aggregate gross floor area (“GFA”) of properties sold increased 54.8% from 1Q2010 to 927,000 square meters and aggregate transaction value of properties sold increased 34.5% from 1Q2010 to RMB12.1 billion

–	Net revenue increased 35.5% from 1Q2010 to RMB166.0 million
–	Gross profit increased 26.9% from 1Q2010 to RMB107.6 million
–	Operating income decreased 12.6% from 1Q2010 to RMB50.4 million
–	Non-GAAP operating income decreased 12.0% from 1Q2010 to RMB 50.7 million
–	Net income decreased 4.9% from 1Q2010 to RMB35.0 million
–	Non-GAAP net income decreased 4.2% from 1Q2010 to RMB 35.2 million
–	Basic and diluted earnings per ADS (EPADS, with 1 ADS representing 4 ordinary shares) was US$0.11, compared to US$0.14 in 1Q2010
–	Non-GAAP EPADS was US$0.11, compared to US$0.14 in 1Q2010
–	Completed strategic investments in Shenzhen Xingyan Real Estate Consulting Co., Ltd. (“Xingyan”)

BUSINESS HIGHLIGHTS:

	1Q 2011	1Q 2010	Change
Number of cities entered	23	15	8
Aggregate GFA of the properties sold (in thousand square meters)	927	599	54.8%
Average selling price per square meters (in RMB)	13,100	15,078	-13.1%
Aggregate transaction value (in million RMB)	12,144	9,032	34.5%
Effective commission rates (%)	1.3	1.3
Effective base commission rates (%)	0.8	0.9	-0.1
Number of projects under sales	110	48	62

In presenting Syswin’s results for its first quarter, company CEO and Director Mr Liangsheng Chen said: “I’m pleased to report that Syswin delivered solid top-line growth for the quarter as net revenue grew 35.5% from 1Q 2010 to RMB166.0 million and as we sold an aggregate transaction value of RMB12.1 billion of properties. We achieved a record result for the first-quarter of 2011 through our growth strategy, which comprises the following objectives: 1) to develop new markets as we build out our network nationwide; 2) to increase our market share in existing markets; 3) to focus on the demands of key clients in order to increase per-client revenues, by winning more projects in existing cities, as well as following them into new cities with signed projects in hand.”

“In the quarter under review, Syswin expanded its presence to Dong Guan, He Fei, Hui Zhou, Qin Huang Dao, Shen Zhen and Xi An, it took our total number of cities entered to 23 from 17 last quarter. We are fully committed to our near-term strategy of building scale. Thus, we are focused on growing the company’s coverage at a faster rate to scale up our operations, increase manpower and widening our geographical footprint to capture greater market share nationwide. We are also aiming build a path for scalability, raise our service level to distinguish ourselves from potential new competitors and, more importantly, diversify and expand revenue streams,” he added.

Mr Chen continued: “We strongly believe in the decision we made last year to expedite the implementation of our nationwide expansion strategy to capitalize on opportunities from the ongoing industry consolidation and outsourcing trend to drive our mid- to long-term growth. As our pipeline in 1Q shows this strategy helped Syswin drive up our market share nationwide, solidify our leadership in our key markets and expedite our penetration into new markets. The aggregate GFA of properties newly contracted in 1Q2011 reached 8.8 million square meters, up 323% from the level in 1Q2010. Total contract pipeline reached 28.8 million square meters in 1Q2011. Greater Beijing region accounted for 35.6%, while other cities accounted for 64.4%.

“We experienced a decrease in our margins for the first quarter and expect a further decrease in our margins for the second quarter this year, as a result of our increased investment to implement our growth-focused strategy. However, we are optimistic that our investment will further accelerate our revenue growth in the next two years. We believe now is the time to make our investments for future growth. Demand is strong and outsourcing trends continue; and at the same time, the market is experiencing a downturn due to the impact of official tightening measures. This provides opportunities for us to solidify our leadership in our key markets, and accelerate the expansion of our market share in new regions and focus areas,” he said.

In concluding, Mr Chen said: “Looking ahead, we will remain cautious about the pace of demand recovery and any new government policies that may have an adverse impact on market demand and supply. Although uncertainties and challenges remain, we believe Syswin’s leading position, its capabilities and its financial strength will be factors that continue to facilitate our sustainable growth and profitability, as well as continuing to create value for shareholders.”

FIRST QUARTER 2011 FINANCIAL REVIEW:

Net Revenue

Net revenue in 1Q2011 increased 35.5% from 1Q2010 to RMB166.0 million.

Real Estate Sales Agency Services
Net revenue from real estate sales agency services for 1Q2011 increased 33.3% from 1Q2010 to RMB159.4 million. The increase primarily reflected an increase in the aggregate GFA of properties sold, and an increase in bonus commission recognized.

●	The aggregate GFA of properties sold in 1Q2011 increased 54.8% from 1Q2010 to 927,000 square meters. The increases primarily reflected a significant increase in aggregate GFA of properties sold in category 2 and category 3 cities including Tianjin, Qingdao, Chengdu and Chongqing.
●	Average selling price per square meters of the projects to which we provided sales agency services was RMB13,100 in 1Q2011 compared to RMB15,078 during the same period in 2010. The decrease was primarily due to contributions to aggregate transaction value from cities other than Beijing has increased from 19.3% in 1Q2010 to 41.5% in 1Q2011, while the average sales price per square meters of those cities are lower than Beijing.
●
Aggregate transaction value attributable to Beijing in 1Q2011 was RMB7.1 billion, a decrease of 2.4% from 1Q2010. Aggregate transaction value of other cities in 1Q2011 increased 188.3% from 1Q2010 to RMB5.0 billion.

●	Overall commission rates in 1Q2011 were 1.3%, compared to 1.3% in 1Q2010. Excluding the Guo’ao project, the overall commission rates would have been 0.9% in 1Q2011 and 1.0% in 1Q2010.
●
Bonus commission recognized in 1Q2011 primarily reflected the revenue recognition of the retention money kept by developer clients, after satisfying the developers’ pre-determined criteria. The bonus commission recognized in 1Q2011 accounted for 37.2% of the net revenue.

Real estate consultancy services

Net revenues from real estate consultancy services in 1Q2011 increased 126.5% from 1Q2010 to RMB6.6 million, and accounted for 4.0% of our total net revenue in 1Q2011. The improvement was mainly due to the increasing number of the pre-sale consultancy services projects we provided to developers.

Gross Profit and Gross Margin

Gross profit in 1Q2011 increased 26.9% from 1Q2010 to RMB107.6 million.

Cost of revenue in 1Q2011 increased 55.0% from 1Q2010 to RMB58.4 million. The increase was primarily attributable to the salaries, commissions and welfare expenses paid to the new and existing sales forces to pursue future sales growth and to support future projects.

Gross margin was 64.8% in 1Q2011 compared to 69.2% in 1Q2010. The decline in gross margin was primarily due to the increased staff costs in association with the additional and existing sales forces to pursue future sales growth and to support future projects.

Operating Expenses

Operating expenses including selling, marketing and administrative cost in 1Q2011 increased 118.8% from 1Q2010 to RMB59.4 million. The increase of operating expenses represented an increase of staff cost as we recruited additional staffs for our expanded nationwide offices.

Operating Income and Operating margin

Operating income in 1Q2011 decreased 12.6% from 1Q2010 to RMB50.4 million. The decrease was primarily due to the increase in staff cost as the Company continued its expansion.

Non-GAAP operating income in 1Q2011 decreased 12.0% from 1Q2010 to RMB 50.7 million.

Operating margin in 1Q2011 was 30.4% compared to 47.1% in 1Q2010. The decrease of operating margin reflected the increase in staff cost as we recruited additional support staffs to pursue future sales growth and for our expanded nationwide offices.

Net Income from Continuing Operation and Earnings per ADS

Net income from continuing operations in 1Q2011 decreased 17.9% from 1Q2010 to RMB35.0 million. The decrease mainly reflected the decreased operating income as well as foreign exchange loss amounted to RMB 4.0 million incurred in 1Q2011.

Non-GAAP net income from continuing operations in 1Q2011decreased 17.3% from 1Q2010 to RMB35.2 million.

Basic and diluted EPADS was US$0.11 in 1Q2011, compared to US$0.14 in 1Q2010.

Non-GAAP basic and diluted EPADS was US$0.11 in 1Q2011, compared to US$0.14 in 1Q2010.

Cash and Cash Flow

As of March 31, 2011, the total balance of cash and cash equivalents was RMB472.7 million. The net cash used in operating activities in 1Q2011 was RMB100.3 million, primarily attributable to an increase of RMB71.0 million in accounts receivable, and an increase of RMB31.8 million of performance bonds, which are upfront deposits we make to property developers prior to the sales commencement.

SECOND QUARTER 2011 GUIDANCE

SYSWIN anticipates aggregate transaction value in the second quarter of 2011 to be in the range of RMB15.5 billion to RMB16.0 billion, representing an increase of 41% to 45% year over year. Net revenue in the second quarter of 2011 will be in the range of RMB145 million to RMB150 million, representing a decrease of 14% to 11% year over year. This forecast reflects the Company’s current and preliminary view, which is subject to change.

CONFERENCE CALL DETAILS:

Mr. Liangsheng Chen, CEO/ Director, Mr. Hongbing Tao, President/Director and Mr. Kai Li, CFO of SYSWIN will be hosting a conference call on June 9, 2011 at 8:00 am ET. To participate on the conference call, please dial the following numbers:

US (Toll free) – 1.866.362.4829
HK (Toll free) – 800.96.3844
South China (Toll free) – 1080.0130.0399, 1080.0120.2655 and 1080.0152.1490
North China (Toll free) – 1080.0852.1490 and 1080.0712.2655
Other international locations (US Toll) – 1.617.597.5346

An operator will answer your call and please use “SYSWIN” as the verbal passcode to access the call. Replays of the conference call will be available until June 16, 2011 by dialing 888.286.8010 or 617.801.6888 (international) and entering 37083408 as the passcode. A live webcast can also be accessed through the investor relations section of the Company’s website http://ir.syswin.com.

CONTACT:

Sherry Liu
Investor Relations
Email: ir@syswin.com
Tel: 8610-8472-8783

ABOUT SYSWIN

Syswin is a leading primary real estate services provider in China. Its core business is to provide real estate sales agency services to developers with regards to new residential properties. The company currently operates in 23 cities in the Bohai Rim (North China), Western China, Yangtze River Delta region (East China) and Southern China. In Beijing and Northern China, we believe Syswin has the largest market share based on the transaction value of new properties sold. The company works with 14 of China’s top 30 developers, including well-known names such as China Vanke, Poly, Agile, China Merchants Property Development Co., Ltd, Sino-Ocean Land Holdings, Guangzhou R&F Properties and Gemdale Group.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS:

This press release contains forward-looking statements, including statements regarding the quarterly earnings forecast, anticipated performance, general business outlook and projected results of operations. These statements are made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended. SYSWIN has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. SYSWIN may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission (the "SEC"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on SYSWIN's financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. All forward-looking statements are subject to various risks and uncertainties including but not limited to regulatory developments, deteriorating economic conditions and unavailability of real estate financing, which could cause actual results to differ materially from expectations. The factors that could affect SYSWIN's future financial results are discussed more fully in SYSWIN's filings with the SEC. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and SYSWIN does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement SYSWIN Inc.’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SYSWIN Inc. uses in this press release the following non-GAAP financial measures: (1) net income attributable to SYSWIN Inc., (2) net income, (3) income from operations (4) income from continuing operations (5) net income per shares, basic and diluted, each of which excludes amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

SYSWIN Inc. believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding amortization of intangible assets resulting from business acquisitions, which may not be indicative of SYSWIN Inc.’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to SYSWIN Inc.’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that amortization of intangible assets resulting from business acquisitions are recurring expenses that will continue to exist in SYSWIN Inc.’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

SYSWIN INC.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except shares and per share data)

	Three Months Ended March 31,
	2010 RMB	2011 RMB

Net revenue	122,495	166,018

Cost of revenues	(37,692)	(58,425)

Gross profit	84,803	107,593

Selling, marketing and administrative expenses	(27,156)	(59,420)
Other operating income	-	2,229

Income from operations	57,647	50,402
Interest income	451	1,731
Foreign currency exchange loss	-	(4,027)
Other income – net	-	4,412

Income from continuing operations before income tax	58,098	52,518
Income tax	(15,520)	(17,561)

Income from continuing operations	42,578	34,957
Loss from discontinued operations, net	(5,802)	-

Net income	36,776	34,957

Net loss attributable to non-controlling interest	-	(58)
Net income attributable to SYSWIN Inc.	36,776	34,899

Amount attributable to SYSWIN Inc.
Income from continuing operations	42,578	34,899
Loss from discontinued operations, net	(5,802)	-
Net income attributable to SYSWIN Inc.	36,776	34,899

Income per share from continuing operations, basic and diluted	0.28	0.18
Loss per share from discontinued operations, net, basic and diluted	(0.04)	-
Net income per share, basic and diluted	0.24	0.18
Shares used in calculating income per share, basic and diluted (weighted average number of ordinary shares outstanding)	154,875,000	193,275,000

SYSWIN INC.
Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	December 31,	March 31,
	2010 RMB	2011 RMB
ASSETS
Current assets:
Cash and cash equivalents	581,765	472,740
Restricted cash	3,000	-
Accounts receivable, net	281,374	380,687
Other receivables	16,502	50,366
Deferred tax assets	24,230	28,114
Total current assets	906,871	931,907

Non-current assets:
Property and equipment, net	50,165	50,519
Intangible assets, net	3,507	13,643
Goodwill	-	8,337
Deferred tax assets	2,954	6,657
Other non-current assets	19,300	21,500
Total assets	982,797	1,032,563

Current liabilities:
Accrued expenses and other current liabilities	134,256	135,989
Income tax payable	28,109	36,832
Dividend payable	15,197	15,197
Total current liabilities	177,562	188,018

Non-current liabilities:
Deferred revenue	2,434	2,206
Deferred tax liabilities	-	2,581
Total liabilities	179,996	192,805

Shareholders' equity:
Ordinary shares	1	1
Additional paid-in capital	637,289	637,289
Statutory reserve	37,669	42,012
Retained earnings	127,842	158,398
Total shareholders’ equity	802,801	837,700
Non-controlling interest	-	2,058
Total shareholders’ equity	802,801	839,758

Total liabilities and shareholders’ equity	982,797	1,032,563

 SYSWIN INC.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	Three Months Ended March 31,
	2010 RMB	2011 RMB
Net cash used in operating activities	(507)	(100,319)

Net cash used in investing activities	(5,667)	(7,713)

Net cash used in financing activities	-	(993)

Net decrease in cash and cash equivalents	(6,174)	(109,025)
Cash and cash equivalents at the beginning of the period	194,828	581,765
Cash and cash equivalents at the end of the period	188,654	472,740

SYSWIN INC.
Reconciliation of GAAP and Non-GAAP Results
(in thousands, except shares and per share data)

	Three Months Ended March 31,
	2010 RMB (Unaudited)	2011 RMB (Unaudited)

GAAP income from operations	57,647	50,402
Amortization of intangible assets resulting from business acquisitions	-	344
Non-GAAP income from operations	57,647	50,746

GAAP income from continuing operations	42,578	34,957
Amortization of intangible assets resulting from business acquisitions (net of tax)	-	258
Non-GAAP income from continuing operations	42,578	35,215

GAAP net income	36,776	34,957
Amortization of intangible assets resulting from business acquisitions (net of tax)	-	258
Non-GAAP net income	36,776	35,215

GAAP net income attributable to SYSWIN Inc.	36,776	34,899
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	-	237
Non-GAAP net income attributable to SYSWIN Inc.	36,776	35,136

GAAP net income per share, basic and diluted	0.24	0.18
Non-GAAP net income per share, basic and diluted	0.24	0.18
Shares used in calculating GAAP / Non-GAAP income per share, basic and diluted (weighted average number of ordinary shares outstanding)	154,875,000	193,275,000